SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 16, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Neo-Concept International Group Holdings Ltd.
Registration Statement on Form F-1
Filed November 1, 2023
File No. 333-275242

Dear Ms. Hooker:

We represent Neo-Concept International Group Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No.1 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed vis EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated November 14, 2023, from the Division of Corporation Finance, Office of Energy& Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 filed November 1, 2023

Cover Page

1. We note your disclosure in connection with the CSRC Trial Administrative Measures that the Group has no operations in China. We note also that you earlier define China as including China and Hong Kong. Please revise or advise. Refer to prior comment 1 of our letter dated November 7, 2022.

Response:

The disclosure has been revised to clarify that Hong Kong is not included in the definition of China.

See Cover Page, page iv, and Resale Prospectus Cover Page.

Prospectus Summary

The Offering, page 13

2. Please revise the “Lock-up” section here and on page 116 to highlight the fact that your principal controlling shareholder is seeking to sell shares under the Resale Prospectus.

Response:

The disclosure has been revised to highlight the fact that the principal controlling shareholder is seeking to sell shares under the Resale Prospectus.

See pages 13, 36 and 116.

Risk Factors
Because our initial public offering price is substantially higher than our pro forma net tangible book value per share..., page 36

3. We note that you removed the specific disclosure regarding dilution in this section. Please reinsert the disclosure to describe the specific risks to investors. Refer to Item 105(a) of Regulation S-K.

Response:

The disclosure has been revised to disclose the specific risks to investors.

See page 36.

Shares Eligible for Future Sale, page 116

4. We note your change of underwriter. Please revise the Lock-up Agreements section to remove the disclosure that certain directors, executive officers, and principal shareholders must seek written consent from Univest Securities before seeking to avoid the lock-up agreement and transfer or sell shares.

Response:

The disclosure has been revised to clarify that written consent must be received from Revere Securities LLC.

See page 116.

Resale Prospectus Cover Page, page A-1

5. We note your disclosure that you “anticipate that” the selling shareholder will sell its ordinary shares at the price at which you sell the shares in the public offering. Please revise to clearly state that the selling shareholder will sell its ordinary shares at the public offering price, until the ordinary shares are quoted on the Nasdaq Capital Market. We note also your disclosure that the selling shareholder will not be able to sell its shares unless your ordinary shares are approved for listing on the Nasdaq Capital Market. Please revise to state clearly that the selling shareholder will not sell its shares unless the public offering is completed.

Response:

The disclosure has been revised to clearly state that the selling shareholder will sell its ordinary shares at the public offering price, until the ordinary shares are quoted on the Nasdaq Capital Market and that no ordinary shares will be sold unless the public offering has been completed.

See Resale Prospectus Cover Page, pages Alt-1 and Alt-4.

On behalf of the Company we appreciate your attention to this matter. If you have any questions relating to the Registration Statement, please contact Eva Yuk Siu, the Registrant’s Chief Executive Officer, at her email address eva@neo-concept.com.hk, or Kwok Fai Lau Patrick, the Registrant’s Chief Financial Officer, at his email address of patrick.lau@neo-concept.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited
Revere Securities LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.

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